EXHIBIT 12.2
Arizona Public Service Company
Computation of Earnings to Fixed Charges
($000’s)

	Six Months Ended
	6/30/2006	2005	2004	2003	2002	2001
Earnings:
Net Income	$88,236	$170,479	$199,627	$180,937	$199,343	$280,688
Income Taxes	42,432	98,010	120,030	86,854	126,805	183,136
Fixed Charges	90,511	178,437	181,372	181,793	168,985	166,939

Total Earnings	$221,179	$446,926	$501,029	$449,584	$495,133	$630,763

Fixed Charges:
Interest Charges	$74,151	$145,502	$146,983	$147,610	$133,878	$130,525
Amortization of Debt Discount	2,198	4,085	4,854	3,337	2,888	2,650
Estimated Interest Portion of Annual Rents	14,162	28,850	29,535	30,846	32,219	33,764

Total Fixed Charges	$90,511	$178,437	$181,372	$181,793	$168,985	$166,939

Ratio of Earnings to Fixed Charges (rounded down)	2.44	2.50	2.76	2.47	2.93	3.77